SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

U.S. Restaurant Properties, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

90 2 97110

(CUSIP Number)

J.D. Dell

HUDSON ADVISORS, LLC

717 North Harwood Street, Suite 2100

Dallas, Texas 75201

(214) 754-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule 13d-1(e), (f) or (g), check the following box.  ☐

(Continued on following pages)

CUSIP NO. 90 2 97110	Page 2 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person LSF3 Capital Investment I, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,382,633 9. Sole Dispositive Power 10. Shared Dispositive Power 1,382,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person 00

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 3 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person LSF3 RE0C I, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC,00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,382,633 9. Sole Dispositive Power 10. Shared Dispositive Power 1,382,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person PN

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 4 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person LSF3 GenPar I, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,382,633 9. Sole Dispositive Power 10. Shared Dispositive Power 1,382,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person 00

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 5 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Lone Star Fund III (U.S.), L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 1,382,633 9. Sole Dispositive Power 10. Shared Dispositive Power 1,382,633

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,382,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person PN

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 6 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Lone Star Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 2,229,765 9. Sole Dispositive Power 10. Shared Dispositive Power 2,229,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,229,765

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person PN

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 7 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person LSF III Capital Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 847,132 9. Sole Dispositive Power 10. Shared Dispositive Power 847,132

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 847,132

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 3.8%

14.	Type of Reporting Person PN

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 8 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Lone Star Management Co. III, Ltd.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 2,229,765 9. Sole Dispositive Power 10. Shared Dispositive Power 2,229,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,229,765

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person 00

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 9 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Hudson Advisors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power 2,229,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,229,765

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person 00

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 10 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Hudson Advisors Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power 2,229,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,229,765

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person PN

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 11 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Advisors GenPar, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power 2,229,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,229,765

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person CO

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 12 of 38 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person John P. Grayken

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC, 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 2,229,765 9. Sole Dispositive Power 10. Shared Dispositive Power 2,229,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,229,765

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person IN

*	See instructions before filling out!

CUSIP NO. 90 2 97110	Page 13 of 38 Pages

This Amendment No. 4 to Schedule 13D is being filed by the Reporting Persons (as defined below). This Amendment No. 4 to Schedule 13D amends and supplements Items 2, 3, 4, 5, 6 and 7 contained in the Reporting Persons’ Amendment No. 3 to Schedule 13D, dated December 31, 2001. Item 1 of Amendment No. 3 to Schedule 13D remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in Amendment No. 3 to Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of U.S. Restaurant Properties, Inc., a Maryland corporation (“USRP”). The address of the principal executive offices of USRP is 12240 Inwood Road, Suite 300, Dallas, Texas 75244.

ITEM 2. Identity and Background

(a)-(c). This statement is filed on behalf of LSF3 Capital Investments I, LLC, a Delaware limited liability company (“Investments I”) and LSF III Capital Investments, L.P., a Delaware limited partnership (“Investments II”), and a successor by merger to LSF3 Capital Investments II, LLC, a Delaware limited liability company (“LSF3 Capital”).

The sole member of Investments I is LSF3 REOC I, L.P., a Delaware limited partnership (“REOC”). The general partner of REOC is LSF3 GenPar I, LLC, a Delaware limited liability company (“GenPar”). The sole member of GenPar is Lone Star Fund III (U.S.), L.P. a Delaware limited partnership (“Fund III”). The general partner of Fund III is Lone Star Partners III, L.P., a Bermuda limited partnership (“Partners III”). The general partner of Partners III is Lone Star Management Co. III, Ltd., a Bermuda exempted limited liability company (“Management III”). John P. Grayken (“Grayken”), a citizen of Ireland, is the sole stockholder, a director and President of Management III. Grayken is also sole shareholder and director of Advisors GenPar, Inc., a Texas corporation (“Advisors GenPar”) as discussed below. Effective May 1, 2001, LSF3 Capital merged with and into Investments II, with Investments II as the surviving entity. The general partner of Investments II is Partners III, and the general partner of Partners III is Management III. Hudson Advisors, L.L.C., a Texas limited liability company (“Hudson”), is an asset manager and, has certain dispositive rights with respect to the shares of Common Stock owned by Investments I and Investments II, pursuant to an agreement among Investments I, Investments II and Hudson (the “Asset Management Agreement”), a copy of which is attached hereto as Exhibit 10.7 and incorporated herein by reference. The managing member of Hudson is Hudson Advisors Associates, L.P., a Texas limited partnership (“Advisors”). The general partner of Advisors is Advisors GenPar.

The address of the principal offices and business address of Investments I, Investments II, REOC, GenPar and Fund III is 717 North Harwood Street, Suite 2200, Dallas, Texas 75201. The address of the principal offices and business address of Hudson, Advisors and Advisors GenPar is 717 North Harwood Street, Suite 2100, Dallas, Texas 75201. The address of the principal offices and business address of Partners III and Management III is Washington Mall, Suite 104,

CUSIP NO. 90 2 97110	Page 14 of 38 Pages

First Floor, 7 Reid Street, Hamilton, HM 11, Bermuda The business address of Grayken, is 50 Welbeck Street, London, United Kingdom, W1G 9XW.

Investments I, Investments II, REOC, GenPar, Fund III, Partners III, Management III, Hudson, Advisors and Advisors GenPar (collectively, the “Lone Star Entities” and with Grayken, the “Reporting Persons”) are all part of a series of private equity funds investing in a broad range of primarily real estate related investments. Investors in these funds are primarily pension funds and other institutional investors. Grayken’s principal occupation is serving in the aforementioned offices of Management III and its affiliates and as a principal of various entities related to the private equity funds of which the Lone Star Entities form a part.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Information

Attached as Schedule I hereto is a list of the directors and executive officers of Management III, GenPar and Advisors GenPar which contains the following information with respect to each person:

(i) name;

(ii) principal business address; and

(iii) present principal occupation or employment.

None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person identified on Schedule I hereto is a United States citizen, other than Grayken, who is a citizen of Ireland, and Anthony D. Whaley and Dawn C. Griffiths, both of whom are citizens of Bermuda.

CUSIP NO. 90 2 97110	Page 15 of 38 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

(a) On March 9, 2001 Investments I paid USRP $3,100,403 and LSF3 Capital paid USRP $1,899,601 for 291,118 and 178,366 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement dated as of February 7, 2001, (the “REIT Stock Purchase Agreement”) attached hereto as Exhibit 10.1 and incorporated herein by reference, by and between USRP and Lone Star U.S. Acquisitions, LLC, a Delaware limited liability company (“LS Acquisitions”), which subsequently assigned its rights and obligations thereunder to Investments I and LSF3 Capital pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference. The purchase price for these shares was paid from working capital of Investments I and LSF3 Capital that was provided by capital contributions of the members of Investments I and LSF3 Capital. Under the terms of the REIT Stock Purchase Agreement, Investments I and LSF3 Capital agreed to purchase from USRP an additional 873,353 and 535,098 shares of Common Stock, respectively (together, the “Additional Shares”), also at a price of $10.65 per share on or before September 5, 2001. On August 25, 2001, USRP’s board of directors extended the date on or before which Investments I and Investments II were obligated to purchase the Additional Shares to December 31, 2001. On October 26, 2001, Investments I paid USRP approximately $4,340,557 and Investments II paid USRP approximately $2,659,443 for 407,564 and 249,713 of the Additional Shares, respectively. On December 11, 2001, Investments I paid USRP approximately $2,480,320 and Investments II paid USRP approximately $1,519,680 for 232,894 and 142,693 of the Additional Shares, respectively. On December 31, 2001, Investments I paid USRP $2,480,320 and Investments II paid USRP $1,519,680 for 232,894 and 142,693 of the Additional Shares, respectively. In each of these three purchases, the purchase price for the Additional Shares was also paid out of working capital.

(b) On March 9, 2001 Investments I paid the Selling Stockholders an aggregate of $13,033,009.17 and LSF3 Capital paid the Selling Stockholders an aggregate of $7,985,261.32 for 1,148,283 and 703,547 shares of Common Stock, respectively, pursuant to the terms of that certain Amended and Restated Stock Purchase Agreement, dated as of February 27, 2001, (the “Stockholders Stock Purchase Agreement”, together with the REIT Stock Purchase Agreement, the “Stock Purchase Agreements”) attached hereto as Exhibit 10.3 and incorporated herein by reference, by and among Fred H. Margolin, Darrel L. Rolph, David K. Rolph and certain of their affiliates (the “Selling Stockholders”) and LS Acquisitions, which subsequently assigned its rights and obligations thereunder to Investments I and LSF3 Capital pursuant to an Assignment and Assumption Agreement dated as of March 9, 2001, a copy of which is attached hereto as Exhibit 10.4 and incorporated herein by reference. The purchase price for these shares was paid primarily from working capital of Investments I and LSF3 Capital that was provided by capital contributions of the members of Investments I and LSF3 Capital. A total of $401,899 and $246,242 of the purchase price for the shares of Common Stock purchased under the Stockholders Stock Purchase Agreement was paid to the Selling Stockholders pursuant to promissory notes delivered by Investments I and LSF3 Capital, respectively. The notes were unsecured obligations of Investments I and LSF3 Capital, did not bear interest and were due and payable on September 9, 2002. Each of these promissory notes was guaranteed by Fund III.

CUSIP NO. 90 2 97110	Page 16 of 38 Pages

ITEM 4. Purpose of Transaction

The reporting persons have acquired the shares of Common Stock referred to herein for investment purposes. The Reporting Persons intend to review the investment in USRP on a continuous basis and, depending on the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting USRP, USRP’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, any of the Reporting Persons may decide to increase or decrease their respective investments in USRP.

Pursuant to the Stock Purchase Agreements, four members of USRP’s board of directors, Fred H. Margolin, Darrel L. Rolph, David K. Rolph and Gerald H. Graham, resigned effective March 9, 2001. In addition, Mr. Margolin resigned as the Chairman and Chief Executive Officer of USRP and from any other positions he held with USRP or any of its subsidiaries. Four individuals designated by Investments I and LSF3 Capital, David W. West, Robert Gidel, Len W. Allen, Jr. and Gregory I. Strong, were appointed to fill the vacancies created by these resignations. In connection with their resignations, Messrs. Margolin, Rolph and Rolph entered into Noncompetition and Release Agreements with USRP pursuant to which each of them agreed not to (a) submit or cause the submission of any proposals or nominations of candidates for election as directors of USRP or (b) solicit proxies from any USRP stockholders, in each case prior to December 31, 2003.

On October 13, 2003, Investments I and Investments II entered into an Underwriting Agreement (the “Underwriting Agreement”) attached hereto as Exhibit 10.8 and incorporated herein by reference, by and among USRP, Investments I and Investments II, on the one hand, and Banc of America Securities LLC, Morgan Keegan & Company, Inc. and Southwest Securities, Inc., as representatives of the several underwriters (the “Underwriters”), on the other hand. Pursuant to the Underwriting Agreement, on October 17, 2003, in a registered public offering, Investments I and Investments II sold 930,120 and 569,880 shares of Common Stock, respectively, to the Underwriters at a price per share of $15.16.

The Underwriting Agreement grants the Underwriters the option of purchasing an additional 379,024 and 232,226 shares of Common Stock from Investments I and Investments II, respectively. The Underwriters must notify Investments I and Investments II of their desire to purchase all or any portion of these additional shares of Common Stock no later than November 12, 2003. The closing of the Underwriters’ purchase of any additional shares of Common Stock will take place in accordance with the terms of the Underwriting Agreement.

Other than described above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 90 2 97110	Page 17 of 38 Pages

ITEM 5. Interest in Securities of Issuer

(a)-(b) The Reporting Persons have the following rights:

Investments I directly and beneficially owns and has the power to vote and dispose of 1,382,633 shares of Common Stock as described above, which is equal to approximately 6.2% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the Securities and Exchange Commission (“SEC”) on October 14, 2003, pursuant to Rule 424(b) under the Securities Act of 1933 (the “Securities Act”). Investments I granted Hudson certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Through its ownership interests in Investments I, REOC beneficially owns and has the power to vote and dispose of 1,382,633 shares of Common Stock as described above, which is equal to approximately 6.2% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Through its general partner interest in REOC, GenPar beneficially owns and has the power to vote and dispose of 1,382,633 shares of Common Stock as described above, which is equal to approximately 6.2% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Through its ownership interests in GenPar, Fund III beneficially owns and has the power to vote and dispose of 1,382,633 shares of Common Stock as described above, which is equal to approximately 6.2% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Through its general partner interest in Fund III and its managing membership in Investments II, Partners III beneficially owns and has the power to vote and dispose of 2,229,765 shares of Common Stock as described above, which is equal to approximately 9.9% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Through its general partnership interest in Partners III, Management III beneficially owns and has the power to vote and dispose of 2,229,765 shares of Common Stock as described above,

CUSIP NO. 90 2 97110	Page 18 of 38 Pages

which is equal to approximately 9.9% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Through his ownership interests in Management III and Advisors GenPar, Grayken beneficially owns and has the power to vote and to dispose of 2,229,765 shares of Common Stock as described above, which is equal to approximately 9.9% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Hudson has certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Investments II directly and beneficially owns and has the power to dispose of 847,132 shares of Common Stock as described above, which is equal to approximately 3.8% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Investments II granted Hudson certain rights to dispose of such shares pursuant to the Asset Management Agreement.

Pursuant to the Asset Management Agreement, Hudson has certain powers to dispose of, but not vote, and may be deemed to beneficially own 2,229,765 shares of Common Stock as described above, which is equal to approximately 9.9% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Through its managing member interest in Hudson, Advisors has certain powers to dispose of, but not vote, and may be deemed to beneficially own 2,229,765 shares of Common Stock as described above, which is equal to approximately 9.9% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act. Through its general partner interest in Advisors, Advisors GenPar has certain powers to dispose of, but not vote, and may be deemed to beneficially own 2,229,765 shares of Common Stock as described above, which is equal to approximately 9.9% of the shares of Common Stock outstanding on October 17, 2003, pursuant to information provided by USRP in its prospectus supplement, dated October 13, 2003, filed by USRP with the SEC on October 14, 2003, pursuant to Rule 424(b) under the Securities Act.

(c) On October 17, 2003, pursuant to the Underwriting Agreement, Investments I and Investments II sold 930,120 and 569,880 shares of Common Stock, respectively, to the Underwriters and received aggregate proceeds of $14,100,619.20 and $8,639,380.80, respectively, or $15.16 per share.

(d) Not applicable.

CUSIP NO. 90 2 97110	Page 19 of 38 Pages

(e) As of October 17, 2003, Investments II ceased to be the beneficial owner of more than 5% of the Common Stock of USRP.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Certain rights relating to the Common Stock are set forth in the Stock Purchase Agreements set forth as Exhibits 10.1 and 10.3 to this statement and as further described in Item 3 herein.

USRP, Investments I and LSF3 Capital, the predecessor entity to Investments II, entered into a Registration Rights Agreement as of March 9, 2001 (the “Registration Rights Agreement”) filed as Exhibit 10.5 hereto and incorporated herein by reference. The Registration Rights Agreement covers the shares of Common Stock purchased under the Stock Purchase Agreements. Subject to certain restrictions, the holders of a majority of such shares will have the right to make up to three requests for underwritten registration of such securities for resale under the Securities Act. Also, such holders will have certain rights to request piggyback registrations of such securities in the event that USRP proposes to file a registration statement on its own behalf for on behalf of another person during the term of the Registration Rights Agreement. Also, beginning June 9, 2001, a majority of such holders may request that USRP effect a “shelf registration” covering all or a portion of the Common Stock covered by the Stock Purchase Agreements. Such holders will have certain rights to require one underwritten offering off the shelf registration (a “take down”) and to require additional take downs equal to the number of unused Demand Registrations.

Subject to certain restrictions, pursuant to the Excepted Holder Agreement among USRP, Investments I and LSF3 Capital, the predecessor entity to Investments II, dated as of March 9, 2001 (the “Excepted Holder Agreement”), USRP granted Investments I and LSF3 Capital the right to acquire additional Common Stock up to an aggregate of forty percent (40%) of the outstanding Common Stock. The Excepted Holder Agreement is filed as Exhibit 10.6 hereto and incorporated herein by reference. Investments I and Investments II have granted certain rights, including dispositive rights with respect to certain matters, in the Common Stock held by them to Hudson, pursuant to the Asset Management Agreement. The Asset Management Agreement is filed as Exhibit 10.7 hereto and incorporated herein by reference.

Pursuant to the piggyback registration rights granted in the Registration Rights Agreement, USRP registered, on a Form S-3 Registration Statement, an aggregate of 2,111,250 shares of Common Stock to be sold by Investments I and Investments II. The shares of Common Stock held by Investments I and Investments II, and registered pursuant to such Form S-3 Registration Statement have been, or will be sold, pursuant to the Underwriting Agreement. On October 17, 2003, Investments I and Investments II sold 930,120 and 569,880 shares of Common Stock, respectively, to the Underwriters pursuant to the Underwriting Agreement attached hereto as Exhibit 10.8 and as further described in Items 4 and 5 herein.

CUSIP NO. 90 2 97110	Page 20 of 38 Pages

ITEM 7. Material to be Filed as Exhibits

Exhibit 10.1	Amended and Restated Stock Purchase Agreement among U.S. Restaurant Properties, Inc., Lone Star U.S. Acquisitions, LLC and Lone Star Fund III (U.S.), L.P., dated as of February 27, 2001(1)

Exhibit 10.2	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (relating to the REIT Stock Purchase Agreement)(1)

Exhibit 10.3	Amended and Restated Stock Purchase Agreement among certain U.S. Restaurant Properties, Inc. shareholders and Lone Star U.S. Acquisitions, LLC, dated as of February 27, 2001(1)

Exhibit 10.4	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (related to the Stockholder Stock Purchase Agreement)(1)

Exhibit 10.5	Registration Rights Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.6	Excepted Holder Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.7	Asset Management Agreement among Hudson Advisors, L.L.C., LSF3 Capital Investments I, LLC and LSF III Capital Investments L.P. dated August 13, 2001(2)

Exhibit 10.8	Underwriting Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF III Capital Investments, L.P., on the one hand, and Banc of America Securities LLC, Morgan Keegan & Company, Inc. and Southwest Securities, Inc., as representatives of the several underwriters, on the other hand, dated as of October 13, 2003 (3)

Exhibit 99.1	Agreement Among Filing Parties dated as of March 19, 2001 (1)

CUSIP NO. 90 2 97110	Page 21 of 38 Pages

(1)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 9, 2001, and is incorporated herein by reference.
(2)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on August 13, 2001, and is incorporated herein by reference.
(3)	Previously filed as an Exhibit to Form 8-K filed by USRP on October 27, 2003, and is incorporated herein by reference.

CUSIP NO. 90 2 97110	Page 22 of 38 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LSF3 Capital Investments I, LLC, a Delaware limited liability company

By:	LSF3 REOC I, L.P., its Sole Member and
a Delaware limited partnership

By:	LSF3 GenPar I, LLC, its General Partner and
a Delaware limited liability company

By:	/s/ Benjamin D. Velvin III
Benjamin D. Velvin III
October 28, 2003

CUSIP NO. 90 2 97110	Page 23 of 38 Pages

LSF3 REOC I, L.P., a Delaware limited partnership

By:	LSF3 GenPar I, LLC, its General Partner and
a Delaware limited liability company

By:	/s/ Benjamin D. Velvin III
Benjamin D. Velvin III
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 24 of 38 Pages

LSF3 GenPar I, LLC, a Delaware limited liability company

By:	/s/ Benjamin D. Velvin III
Benjamin D. Velvin III
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 25 of 38 Pages

Lone Star Fund III (U.S.), L.P., a Delaware limited partnership

By:	Lone Star Partners III, L.P., its General Partner and
a Bermuda limited partnership

By:	Lone Star Management Co. III, Ltd., its General Partner and
a Bermuda exempted limited liability company

By:	/s/ Benjamin D. Velvin III
Benjamin D. Velvin III
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 26 of 38 Pages

Lone Star Partners III, L.P., a Bermuda limited partnership

By:	Lone Star Management Co. III, Ltd., its general partner and
a Bermuda exempted limited liability company

By:	/s/ J.D. Dell
J.D. Dell
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 27 of 38 Pages

Lone Star Management Co. III, Ltd., a Bermuda exempted limited liability company

By:	/s/ J.D. Dell
J.D. Dell
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 28 of 38 Pages

LSF III Capital Investments L.P., a Delaware limited partnership

By:	Lone Star Partners III, L.P., its General Partner and
a Bermuda limited partnership

By:	Lone Star Management Co. III, Ltd., its General Partner and
a Bermuda exempted limited liability company

By:	/s/ J.D. Dell
J.D. Dell
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 29 of 38 Pages

/s/ John P. Grayken
JOHN P. GRAYKEN

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 30 of 38 Pages

Hudson Advisors, L.L.C., a Texas limited liability company

By:	/s/ Steven R. Shearer
Steven R. Shearer
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 31 of 38 Pages

Hudson Advisors Associates, L.P., a Texas limited partnership

By:	Advisors GenPar, Inc., its General Partner and
a Texas corporation

By:	/s/ Benjamin D. Velvin III
Benjamin D. Velvin III
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 32 of 38 Pages

Advisors GenPar, Inc., a Texas corporation

By:	/s/ Benjamin D. Velvin III
Benjamin D. Velvin III
Vice President

Date:	October 28, 2003

CUSIP NO. 90 2 97110	Page 33 of 38 Pages

SCHEDULE I

Instruction C. Information for Officers and Directors of Management III, GenPar and Advisors GenPar.

OFFICERS AND DIRECTORS OF MANAGEMENT III

Name:	John P. Grayken

Present Principal Occupation or	President and Director
Employment:

Business Address:	50 Welbeck Street London, United Kingdom W1G 9XW

Name:	J.D. Dell

Present Principal Occupation or Employment:	Vice President, General Counsel and Director

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Anthony D. Whaley

Present Principal Occupation or Employment:	Alternate Director

Business Address:	Washington Mall, Suite 104, First Floor, 7 Reid Street Hamilton, HM11 Bermuda

Name:	Dawn C. Griffiths

Present Principal Occupation or Employment	Director

Business Address:	Washington Mall, Suite 104, First Floor, 7 Reid Street Hamilton, HM11 Bermuda

CUSIP NO. 90 2 97110	Page 34 of 38 Pages

Name:	Ginger M. Quillen

Present Principal Occupation or Employment:	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Cindy Kuhlman

Present Principal Occupation or Employment:	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Louis Paletta

Present Principal Occupation or Employment:	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Steven R. Shearer

Present Principal Occupation or Employment:	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Ellis Short IV

Present Principal Occupation or Employment:	Vice President

Business Address:	Toranomon 45 Mori Building 5th Floor 1-5, Toranomon 5-Chome MINATO—KU, Toyko Japan

CUSIP NO. 90 2 97110	Page 35 of 38 Pages

Name:	Benjamin D. Velvin III

Present Principal Occupation or Employment:	Vice President, Assistant Secretary and Director

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Michael D. Thomson

Present Principal Occupation or Employment:	Director

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

OFFICERS AND DIRECTORS OF GENPAR

Name:	J.D. Dell

Present Principal Occupation or Employment:	President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Benjamin D. Velvin III

Present Principal Occupation or Employment:	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	Louis Paletta

Present Principal Occupation or Employment:	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

CUSIP NO. 90 2 97110	Page 36 of 38 Pages

OFFICERS AND DIRECTORS OF ADVISORS GENPAR

Name:	John P. Grayken

Present Principal Occupation or Employment:	Director

Present Principal Occupation or Employment:	50 Welbeck Street London, United Kingdom W1G 9XW

Name:	Robert J. Corcoran

Present Principal Occupation or Employment:	President

Present Principal Occupation or Employment:	Hudson Advisors, LLC 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

Name:	J.D. Dell

Present Principal Occupation or Employment	Vice President

Business Address:	Lone Star Management Co. III, Ltd. 717 North Harwood Street, Suite 2100 Dallas, Texas 75201

CUSIP NO. 90 2 97110	Page 37 of 38 Pages

EXHIBIT INDEX

Exhibit 10.1	Amended and Restated Stock Purchase Agreement among U.S. Restaurant Properties, Inc., Lone Star U.S. Acquisitions, LLC and Lone Star Fund III (U.S.), L.P., dated as of February 27, 2001(1)

Exhibit 10.2	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (relating to the REIT Stock Purchase Agreement)(1)

Exhibit 10.3	Amended and Restated Stock Purchase Agreement among certain U.S. Restaurant Properties, Inc. shareholders and Lone Star U.S. Acquisitions, LLC, dated as of February 27, 2001(1)

Exhibit 10.4	Assignment and Assumption Agreement among Lone Star Fund III (U.S.), L.P., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001 (related to the Stockholder Stock Purchase Agreement)(1)

Exhibit 10.5	Registration Rights Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.6	Excepted Holder Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF3 Capital Investments II, LLC dated as of March 9, 2001(1)

Exhibit 10.7	Asset Management Agreement among Hudson Advisors, L.L.C., LSF3 Capital Investments I, LLC and LSF III Capital Investments L.P. dated August 13, 2001(2)

Exhibit 10.8	Underwriting Agreement among U.S. Restaurant Properties, Inc., LSF3 Capital Investments I, LLC and LSF III Capital Investments, L.P., on the one hand, and Banc of America Securities LLC, Morgan Keegan & Company, Inc. and Southwest Securities, Inc., as representatives of the several underwriters, on the other hand, dated as of October 13, 2003 (3)

CUSIP NO. 90 2 97110	Page 38 of 38 Pages

Exhibit 99.1	Agreement Among Filing Parties dated as of March 19, 2001(1)

(1)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 9, 2001, and is incorporated herein by reference.
(2)	Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on August 13, 2001, and is incorporated herein by reference.
(3)	Previously filed as an Exhibit to Form 8-K filed by USRP on October 27, 2003, and is incorporated herein by reference.